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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article posted on HP's internal web site.


THE FUTURE OF I.T.

BY MICHAEL LYNBERG

Predicting just how different the future will be, and what will lead the change, is a matter that should be approached with caution and humility. Just ask the author of the 1999 best-seller, DOW 36,000, or the guys who wrote the recently published, RADICAL E: FROM G.E. TO ENRON, LESSONS ON HOW TO RULE THE WEB.

More recently, the unveiling of "Ginger" -- touted as one the greatest inventions of our time -- reinforced my belief that predicting the future and trying to determine which trends and inventions will profoundly impact our lives is fraught with uncertainty and subject to the hype and overzealous prognostications of people who might have a stake in a certain outcome.

UNVEILING "GINGER"

Steve Jobs said Ginger was as big as the invention of the PC. John Doerr, notable Silicon Valley venture capitalist, said it might be bigger than the Internet.

Ginger's inventor, Dean Kamen -- who has more than 100 patents to his name, including for the coronary stent that has eased the flow of blood in one of Vice President Cheney's arteries -- said that Ginger "will be to the car what the car was to the horse and buggy."

Like many people, I eagerly tuned into the "Good Morning America" show on the morning of December 3, 2001, for the unveiling of Ginger. What I saw amazed me. Not because it was a groundbreaking work of staggering genius, but because it was a scooter -- a scooter that looked a little bit like a push lawnmower in an upright position.

The Segway, as it is now called, with its computerized gyroscopes and ease-of-use looked like it would be a fun toy to have in a better economy. It's easy to see how it would be useful to mail carriers and policemen -- two of its test markets -- but I just couldn't see its revolutionary applications.

But, in predicting the future, we can be blindsided by events and developments that we cannot foresee. For example, there was Thomas J. Watson's famous 1943 decree that there would be a world market for perhaps five computers.

Then, in the March 1949 edition of POPULAR MECHANICS, an article described a new supercomputer named Eniac. The article's author knew that the invention was the beginning of a glorious future. "Where a calculator like the Eniac today is equipped with 18,000 vacuum tubes and weighs 30 tons," he wrote, "computers in the future may have only 1,000 vacuum tubes and weigh only 1.5 tons."

PREDICTING THE FUTURE

The future doesn't just happen, it is made to happen, or it is created, as Gary Hamel and C.K. Prahalad argued so compellingly in COMPETING FOR THE FUTURE. The future is created by visionary companies and individuals with the courage to stand by their convictions and pursue a unique vision.

So rather than try to predict the future, try examining "trends and indicators of possible future developments without predicting a single state or timeline," something RAND, a nonprofit research organization, calls "foresight activity."

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LONG-TERM TRENDS

A recently published study by RAND, THE GLOBAL TECHNOLOGY REVOLUTION:
BIO/NANO/MATERIALS TRENDS AND THEIR SYNERGIES WITH INFORMATION TECHNOLOGY BY 2015, states that "beyond the agricultural and industrial revolutions of the past, a broad, multidisciplinary technology revolution is changing the world." With information technology already revolutionizing lives, especially in the developed world, the study contends that breakthrough materials and nanotechnology will yield even more astonishing results.

The study explores several fascinating possibilities relevant to technology including:

SMART MATERIALS -- These are materials with sensing and actuation capabilities that can respond to environmental conditions. For example, clothes might be able to interface with information systems and respond to changes in the weather; or if you were sick or injured, your clothes would deliver medications and protect wounds.

NANOFABRICATED SEMICONDUCTORS -- For decades there has been a trend toward producing devices that are smaller yet more powerful.

Nanotechnology is the science and technology of building electronic circuits and devices from single atoms and molecules. These smart devices could make low-cost computing more available and could foster the development of ubiquitous embedded sensors in consumer products and appliances. For example, semiconductor "quantum dots" might be able to travel through your bloodstream, scanning for disease; or released as a cloud of smart dust to monitor the weather and environment.

While RAND notes that "the odds-on favorite for the next 15 years remains traditional electronic computers based on semiconductor technology," the question is how long that will last. Progress is already being made in nano and other alternative technologies, including at HP.

HP Fellow Stan Williams, HP Labs director of quantum science research, and HP Labs scientist Phil Kuekes, were recently issued a patent for molecular crossbar memory, and MIT's TECHNOLOGY REVIEW magazine named one of HP's patents as one of the "five patents that will change business and technology."

INTEGRATED MICROSYSTEMS -- Related to and potentially influenced by nanotechnology, integrated microsystems will make use of chemical, optical, mechanical and even biological components to create computational logic in commercial chip designs. In other words, advances in manufacturing and fabrication techniques will make it possible to integrate computational systems -- mechanical, electrical systems and memory -- on the same chip. These chips are likely to become smaller and more ubiquitous, acting as single-chip measuring devices and analytical tools.

While autonomous, microscopic devices are long-term possibilities, Internet-on-a-chip devices are already being developed. "For a device to link to the Internet, it generally needs some kind of processing intelligence nearby -- a PC, a laptop, a Palm, a cell phone," reports DARWIN MAGAZINE. "But that's changing. Technology companies are concocting low-cost methods for getting on the Internet -- in essence, building the basic communications protocols of the Internet onto low-cost semiconductors."

The use of these Net-ready tags is limited only by our imaginations. For example, they could become part of inventory control, wirelessly broadcasting information so that inventory data -- in warehouses, supermarkets and stores -- is gathered automatically and in real time. Each tag could also have complete information about the date and place of manufacturing, and they could be used to limit errors in shipping and to prevent theft. Such devices could also be used to monitor water quality at a water treatment plant, a patient's vital signs at a hospital, or the mechanical soundness of a car, as illustrated in a Cooltown vision video.

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THE FUTURE IS HAPPENING NOW

Business Software Alliance's 2001 survey of member-company CEOs (including Intel, Microsoft, IBM and Apple) concluded that, "the proliferation and sophistication of technology will continue to grow at an astonishing pace, with Internet access in the developed world becoming essentially universal." The CEO survey concurred that by 2010, the citizens in developed nations will be in constant contact with the Internet.

Compaq's Michael Capellas believes that the HP-Compaq merger will position the combined company to both capitalize on and create this future trend. "It's all about creating the next generation of consumer Internet experience," commented Capellas at a December 4 broadcast to HP employees. The merger, says Capellas, is largely about "the next generation of the consumer's complete Internet experience and the next generation of Internet access."

Dick Hackborn, HP board member and retired HP executive, has said that among many potential advantages of the HP-Compaq merger, the combined company will be able "to capitalize more on the Internet and where it's going. Between the two companies we have some good programs and I think if we put them together we're going to be a bigger force in terms of the Internet world. But there's something else about the merger that I think is even more important -- I think it gives us the opportunity to develop some more effective business organizations."

SHORT-TERM INTERNET TRENDS

Experts believe that several short-term trends will lead to the Internet being a pervasive part of our lives, among them:

WIRELESS TECHNOLOGY -- Wireless is talked about a great deal these days, and while it is now limited mostly to cell phone use, one day it will become ubiquitous, allowing us to access the Internet from almost anywhere at anytime. "Arguably it will change business more than anything else since the advent of the Internet," reports DARWIN MAGAZINE.

According to the Strategis Group (as reported in FORTUNE magazine), about 2 percent of Americans now own devices that can access mobile data, but by 2007, 59 percent will own them. Moreover, within the next several years, experts believe that new-generation wireless devices will enable high-bandwidth streaming of multimedia applications, including video.

Already, wireless local networks (WLANs) are beginning to appear. Soon you will be able to go into a local cafe, order a cup of coffee, and access the Internet with your laptop -- without plugging in. You'll just pop an access card into your computer and it will wirelessly connect with networking device hidden away somewhere in the store.

Starbucks plans to install these types of devices in all of its stores in the next five years and universities and corporations are already installing the equipment in conference rooms and libraries.

DATA CENTERS -- In order to facilitate the growth of the Internet, many foresee the development of large and centralized data centers. According to RED HERRING, these data centers "will transform the downtrodden Web-hosting business into an entirely new industry. The vision: highly advanced data centers will become critical hubs for Internet communications and accelerate the acceptance of merging technologies like real-time computing [and] the wireless Web."

These data centers will offer computing-on-tap -- customers will pay only for the computing power that they use, in the same way that they purchase electrical power or phone time right now. The data centers will rarely, if ever, fail and unlike today's Internet infrastructure, they will feature the latest equipment and technology. HP's Richard Friedrich, quoted in the RED HERRING feature, says that data centers, in effect, will provide "infrastructure on demand."

When a business needs greater storage or processing power (for example, retail websites around Christmas time) they can simply order extra computing when they need it. The data centers can be connected, like a power grid, and one center can provide extra computing power for another during its non-peak hours.

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THE GOLDEN AGE OF INFORMATION

Joel Birnbaum, HP's Chief Scientist, has called where we are today the Golden Age of Information -- a technology revolution that is faster moving, more turbulent and due to have a more widespread impact than any period that has come before it.

"The Internet changes everything -- we've been talking about that at HP for two-and-a-half years. We've been talking about the fact that this is a new game, that the pure product era is over, that it is all about the Internet, it's all about solutions, it's all about making sure that we understand how to create industry standard platforms, open architectures, solutions that a whole industry can embrace," said Carly Fiorina in a December 4 broadcast to HP employees. "The question is, do we want to lead those changes or do we want to be shaped by them?"

--------------------------------------------------------------------------------

Michael Lynberg is a Senior Associate of ROI Communications, Inc., and the author of eight books, including the recently published MAKE EACH DAY YOUR MASTERPIECE.

--------------------------------------------------------------------------------


                                   References

Birbaum, Joel, "The Golden Age of Information," Keynote address, IEEE Corporate recognition event, September 26, 2000

Business Software Alliance, "Confident of Technology's Future: Executives Look Ahead," December 2001, p. 5

Fortune,"10 Tech Trends to Bet On," March 19, 2001, p. 76

Garreau, Joel, "The Invention That Runs On Hype," The Washington Post, December 4, 2001, p. C1

Gralla, Preston, "Five Live Ones," DARWIN MAGAZINE, August 2001, pages 69-78

Harrison, Ann, "5 Technologies You Need to Know," BUSINESS2.COM, pages 46-56

Johnson, George, "This Time, the Future Is Closer Than You Think," THE NEW YORK TIMES, December 31, 2000, p. 4.1

Leland, John, "Was That the Future We Just Passed By?" THE NEW YORK TIMES, December 9, 2001, p. 5

Malik, Om, "Data Central," part of "Ten Trends for What's Ahead," RED HERRING, November 2001, pages 47-66

RAND National Defense Research Institute, The Global Technology Revolution:
Bio/Nano/Materials Trends and Their Synergies with Information Technology by 2015, Santa Monica, CA and Arlington VA, 2001, p. 1 and 28

Rich DeMillo's keynote address, "The Next Computing Shift," HP World, Chicago, August 23, 2001

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

                                   * * * * *